1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC and Motech Announce Strategic Partnership
     Hsinchu and Tainan, Taiwan, R.O.C. — December 9, 2009 – Taiwan Semiconductor Manufacturing Company Limited (TWSE: 2330, NYSE: TSM) (“TSMC”) and Motech Industries Inc. (TWO: 6244) (“Motech”) today jointly announced the signing of a share subscription agreement, under which TSMC will subscribe through a private placement for 75.32 million new Motech shares. The total consideration is approximately NT$6.2 billion (US$193 million), or NT$82.7 per share, representing a 16.9% discount to Motech’s 3-month average closing price. TSMC will become the largest shareholder of Motech with 20% shareholding through this investment. The transaction is subject to Motech’s shareholders’ approval and regulatory approval.
     Motech is a leading solar cell manufacturer worldwide and the largest in Taiwan. With manufacturing facilities in Taiwan and China, Motech pursues a vertical integration strategy and has in-house ingot and wafer capabilities and a majority investment in polysilicon production via advanced fluidized bed reactor technology. In addition, Motech is also Taiwan’s leading provider of photovoltaic systems and photovoltaic inverters.
     Dr. Rick Tsai, President of TSMC New Businesses, said, “We are delighted to partner with Motech in our pursuit of new opportunities in the high-growth solar sector. With the investment, TSMC intends to leverage Motech’s established platform to accelerate our time to market, better evaluate opportunities along the solar value chain, and further formulate our overall solar strategy.”
     “TSMC’s investment affirms Motech’s competitive position in the solar industry,” said Dr. Simon Tsuo, Chairman and CEO of Motech. “TSMC’s technology leadership and global management expertise would add significant value to Motech, as we strengthen supply chain integration and improve our operational efficiency. We plan to work closely with TSMC to address new business opportunities. We believe this partnership would further enhance Motech’s leadership position in the solar industry.”
About TSMC
TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IP, design tools and reference flows. The Company’s total managed capacity in 2008 exceeded 9 million 8-inch equivalent wafers, including capacity from two advanced 12-inch GigaFabs™, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC (China), and its joint venture fab, SSMC. TSMC is the first foundry to provide 40nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.
About Motech
Motech Industries Inc. (formerly Meter International Corporation before 1998) was founded in 1981 as a designer and manufacturer of test and measurement instruments. The company entered into solar cell production in 1999, and is a pioneer in the manufacturing and marketing of high-quality single and multi-crystalline silicon solar cells in Taiwan. Today, the company is the largest solar cell manufacturer in Taiwan and one of the top ten manufacturers worldwide in terms of production capacity and output in 2008. “Modern Technology for a Sustainable World” is the company’s motto to emphasize its strong dedication to developing a sustainable world and to encouraging the use of renewable sources of energy so that we, as citizens of the world, can breathe easier in the years to come. Motech is a publicly traded company on Taiwan’s Over-the-Counter (OTC) market with the trading code of 6244. For more information about Motech please visit http://www.motech.com.tw.
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TSMC Spokesperson	TSMC Deputy Spokesperson	Motech Spokesman	Motech Deputy Spokesman

Ms. Lora Ho Vice President and CFO Tel: +886-3-566-4602	Mr. J.H. Tzeng Deputy Director Public Relations Department Tel: +886-3-505-5028 Mobile: +886-928-882-607 E-Mail: jhtzeng@tsmc.com	Norman Shen Chief Financial Officer Tel: +886-6-505-0789 ext. 0570 Email: norman_shen@motech.com.tw	Dylan Wong Deputy Manager Finance Department Tel: +886-6-505-0789 ext. 0580 Mobile: +886-952-489-940 Email: dylan_wong@motech.com.tw

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 9, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer